

December 29, 2010

By U.S. Mail and Facsimile to (609) 601-8554

Mr. Michael D. Devlin
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

Re: Cape Bancorp, Inc.
File No. 001-33934
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Form 10-K for the fiscal year ended December 31, 2009

Dear Mr. Devlin:

We have reviewed your filings and your response letter. We have comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Strategy, page 54
1. We note your proposed response to the first bullet point of comment 2. As we requested, please provide to us and revise your proposed Management Discussion

and Analysis to provide "analysis of the current market conditions and trends, particularly in Atlantic City, for commercial real estate including prices, vacancies, and delinquencies."   We note the article:"Gov. Christie's Proposed Takeover of Casino Industry May Be Last Chance for Atlantic City Revitalization," New Jersey Star Ledger, July 25, 2010 which includes the statement that "the recession and out-of-state gambling competition [are] pushing the resort to the brink."
Please revise your proposed Management Discussion and Analysis to analyze conditions and trends identified in the article such drops in casino revenues and competition from gambling in other states and provide analysis of current proposals by the Stare of New Jersey to assist Atlantic City . In addition, please revise your proposed disclosure as follows:

- delete or provide to us the basis for your claim in the first point of page three that your market area "has historically experienced sustained commercial development driven by the gaming industry and the seashore resort communities" and analyze trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales, commercial building permits and commercial real estate starts in your particular market in the Atlantic City metropolitan area; and
- delete or provide to us the basis for your claim in the full paragraph on page three that " the economic recovery continues."

2. We note your proposed response to the third bullet point of comment 2 of our letter to you dated April 27, 2010. As we requested, please provide to us and revise your proposed Management Discussion and Analysis to "analyze the risks to you of having over 58 percent of your loan portfolio concentrated in commercial real estate that is limited to two counties in New Jersey and concentrated in the Atlantic City metropolitan area.

   - delete (or provide additional support for) your claims, in the first sentence of your proposed disclosure on page 2 and elsewhere, that you have a "diversified" loan portfolio;
   - delete (or provide additional support for) your claim in the second point at the bottom of page 3 that your credit concentrations are "well dispursed . . . and limited in exposure to any one sector;"
   - discuss the risks that when the commercial real estate market is depressed and your portfolio is concentrated as it is in the Atlantic City metropolitan area, the collateral may be worth considerably less than the amount of the principal of the loan;
   - revise your claims on page 2 and 3 that the Bank "endeavors to minimize" your risks as follows:
     - explain the basis for your claims on page 2 and 3 that you observe "vigorously and conservatively underwriting" policies and provide detailed disclosure of those policies;

- o describe your policy on making new or additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
- o describe your historic policy on extending the maturity date, reducing the interest rate, renewing, restructuring one loan into multiple new loans or otherwise restructuring or changing the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing;
- o revise your claim, on page 3, that you are "requiring significant collateral" to disclose extent which your commercial real estate loans are unsecured, secured by collateral that has a market value less than the amount of the principal and interest due on the loan, secured only by the property that for which you have lent money and secured by any collateral or guarantees beyond the property being financed by the loan); and
- o disclose the percent of your loan losses in the past fiscal year that were commercial real estate loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney